Mail Stop 4561

August 21, 2007

By U.S. Mail and facsimile to (408) 801-8657

Eli Harari, Chief Executive Officer
SanDisk Corporation
601 McCarthy Boulevard
Milpitas, CA 95035

> **Re: SanDisk Corporation**
> **Definitive 14A**
> **Filed April 11, 2007**
> **File No. 00-26734**

Dear Dr. Harari:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Board Meetings and Committees, page 6

Compensation Committee, page 7

1. Please provide all of the disclosure required by Item 407(a) of Regulation S-K regarding director independence. For example, your disclosure implies that all of the members of the Compensation Committee are not independent. If this is so, please identify each member that is not independent under relevant committee independence standards.

Compensation Discussion and Analysis, page 22

2. On page 24, you indicate that you may consider amounts realized from prior compensation when determining compensation levels of the named executive officers. To this extent, refer to the disclosure indicating that Dr. Harari and Mr. Mehrota realized $36,968,935 and $18,767,478, respectively, upon the exercise of stock options in 2006. In accordance with Item 402(b)(2)(x) of Regulation S-K, please provide, as applicable, appropriate disclosure addressing the impact these realized amounts had or will have on compensation policies or specific awards relating to these individuals, including whether and how these types of gains were or will be considered in setting future retirement benefits.

3. Please disclose the financial performance-related factors related to your 2006 incentive compensation, such as after tax net income and revenue growth relative to your Operating Plan, as well as those financial performance goals, to the extent established, that are tied to 2007 incentive compensation. See Item 402(b)(2)(v)-(vi) and Instruction 2 to Item 402(b) of Regulation S-K. To the extent you believe that such disclosure is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. For example, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

4. Discuss briefly the role of Dr. Harari in SanDisk's compensation processes and his input during the crafting of compensation packages. Clarify whether or not Dr. Harari makes recommendations to the Compensation Committee relating to measures, targets and similar items that affect his compensation and discuss the extent to which Dr. Harari attends Compensation Committee meetings or meets with the consultants used by the Committee.

5. It does not appear as though you have addressed how you determine when to award equity-based compensation. Please refer to Item 402(b)(2)(iv) of Regulation S-K and Section II.A Release 33-8732A, which discusses the concepts you should consider when drafting disclosure relating to option timing.

6. Revise the Compensation Discussion and Analysis to address actions regarding executive compensation that were taken after the end of your last fiscal year. In this regard, there is minimal disclosure on page 26 that relates to increases to the fiscal 2007 individual bonus targets for Dr. Harari, Mr. Mehrotra, and Ms. Bruner. Refer to Instruction 2 to Item 402(b) of Regulation S-K and Section II.B.1 of Commission Release 33-8732A.

Current Executive Compensation Program Elements, page 24

Base Salaries, page 24

7. On page 24, you state that in setting base salaries, you considered the base salary levels of comparable executives at your peer group companies and the experience and personal performance of the officers and internal comparability considerations. You also state that you give different weight to each of these factors depending on the individual. Please provide an analysis of how the Committee used and weighted these various factors to determine the resultant base salary levels. Provide similar disclosure in the "Long-Term Share-Based Incentive Awards" subsection, where you state that you based those awards on similar factors.

Summary Compensation Table – Fiscal 2006, page 30

8. Please disclose here, and in the section detailing Mr. Chan's separation agreement, the value of Mr. Chan's forfeited equity awards. Footnote (5) to the Summary Compensation Table should also indicate whether or not you subtracted these amounts when calculating the values reported in columns (e) and (f).

Certain Transactions and Relationships, page 40

9. Please include a statement of whether your policies and procedures for review, approval, and ratification of any transaction are in writing, and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(ii) and (iv) and Section V.B. of Commission Release 33-8732A.

Please respond to our comments by September 21, 2007 or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor